September 28, 2011

VIA EDGAR (Correspondence Filing)

Mr. Kieran G. Brown U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Ranger Funds Investment Trust (the “Registrant”)

Registration Statement on Form N-1A

File Nos. 333-175328; 811-22576

Dear Mr. Brown:

On behalf of the Registrant, this letter responds to the comments that you and Ms. D’Angelo provided to Michael Barolsky on September 26, 2011 and September 27, 2011 with respect to Pre-Effective Amendment No. 1 to the registration statement on Form N-1A for Ranger Funds Investment Trust (the “Trust”), filed with the Commission on September 23, 2011, and the Ranger Small Cap Fund, Ranger Mid Cap Fund, Ranger International Fund, and Ranger Quest for Income and Growth Fund (the “Funds”), each a series of the Trust.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1.

Pre-Effective Amendment No. 1 did not include the appropriate class identifiers for the Institutional Class of shares for the Ranger Small Cap Fund, Ranger Mid Cap Fund  and Ranger International Fund.  Please file a new Pre-Effective Amendment to correct the problem.

Response:  The Registrant is aware of the error made by the Fund’s EDGAR vendor.  The Registrant will file Pre-Effective Amendment No. 2, including all of the appropriate series and class identifiers, as well as new consents from the Registrant’s legal counsel and independent public accounting firm.

Comment 2.

Footnote 3 to each Fund’s Fee Table notes that “expenses incurred in connection with any merger or reorganization” are not subject to the adviser’s expense limitation agreement; however, there is no mention of such expenses in the expense limitation agreements that were filed.  Please address the inconsistency.

Response:   The above-referenced phrase has been deleted.

Comment 3.

Note 1 to the financial statements in the SAI states “Shares issued by each Fund are subject to a 2% redemption fee, if redeemed within 90 days of purchase.”  However, there is no mention of a redemption fee in the prospectus.  Please address this conflict.

Response:   The above-referenced sentence has been deleted.

Comment 4.

The financial statements and notes thereto in the SAI do not disclose any organization costs.  Please confirm whether the Registrant incurred any organization costs, who paid any such costs, and whether the existence of such costs requires the filing of a Statement of Operations for the Funds.

Response:   The Financial Statements section has been revised to include a revised Statement of Assets and Liabilities and a Statement of Operations.  The updated disclosure: (i) identifies both the amount of organization costs and the amount of offering costs, (ii) notes that each Fund’s offering costs has been reimbursed by such Fund’s investment adviser, subject to recoupment during the next three fiscal years, and (iii) notes the amount of offering costs that will be amortized over a 12 month period beginning with the commencement of Fund operations.

Comment 5.

In the opinion of the Trust’s independent public accounting firm, the opinion states that the auditor’s “procedures included confirmation of securities owned as of September 16, 2011, by correspondence with the custodian and brokers.”  Please confirm whether such statement is correct, as the Funds only held cash as of such date.

Response:  The Registrant has confirmed to us that the Trust’s independent public accounting firm corresponded with the Trust’s custodian to confirm that no securities were owned by the Funds as of September 16, 2011 – only cash.

Comment 6.

In the Prospectus disclosure regarding the principal investment strategies of the Ranger Small Cap Fund, please revise the definition of small cap companies to clarify that the Fund may invest in companies the capitalization of which is within the range of capitalizations in the Russell 2000 Growth Index as of its most recent reconstitution date.

Response:  As Michael Barolsky discussed with you on the phone on September 27, 2011, the Registrant has revised its definition of small cap companies as follows:

The Fund defines small cap companies as those that at the time of purchase: (i) have a market capitalization between $100 million and $2.5 billion, or (ii) are within the capitalization range of the Russell 2000 Growth Index as of its most recent reconstitution date , which was $130 million to $3.0 billion as of June 24, 2011.

A corresponding change has been made to the definition of mid cap companies with respect to the Ranger Mid Cap Fund.

Comment 7. Under “How Shares are Prices”, please revise the first sentence of the last paragraph to insert “(other than ETFs)” after “the 1940 Act”). Response: The requested change has been made.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Michael Barolsky at
(513) 352-6672.

Sincerely,

/s/ Thompson Hine

Thompson Hine LLP